SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 2)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock,

par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

Susan Biglieri

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road, Menlo Park, CA 94025

(650) 233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29355A107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB Green Growth Fund, LLC (“KPCB GGF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 3,810,796 shares, except that KPCB GGF Associates, LLC (“Associates”), the managing member of KPCB GGF, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 3,810,796 shares, except that Associates, the managing member of KPCB GGF, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,810,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.5%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 29355A107	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). KPCB GGF Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 3,810,796 shares, all of which are directly owned by KPCB GGF. Associates, the managing member of KPCB GGF, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 3,810,796 shares, all of which are directly owned by KPCB GGF. Associates, the managing member of KPCB GGF, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,810,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.5%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 29355A107	13D	Page 4 of 5 Pages

Statement on Schedule 13D

This Amendment No. 2 supplements and amends the Schedule 13D that was initially filed on April 13, 2012 and amended on February 17, 2015 (as amended, the “Original Schedule 13D”), and is being filed to report the decrease of the Reporting Persons’ percentage beneficial ownership of shares of the common stock, par value $0.00001 per share (the “Common Stock”), of Enphase Energy, Inc. (the “Company”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D. The Company reported outstanding Common Stock causing a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D in the Company’s report on Form 10-Q filed on November 2, 2016.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b), and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)       The following information with respect to the ownership of the ordinary shares of the Company by the persons filing this Statement is provided as of the date hereof: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 85,532,519 shares of Common Stock reported to be outstanding as of November 3, 2017 as reported on the Company’s Form 10-Q filed with the Securities Exchange Commission for the period ended September 30, 2017.

(e)       The Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock on March 6, 2017.

CUSIP No. 29355A107	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

KPCB GREEN GROWTH FUND, LLC,
a Delaware limited liability company

By KPCB GGF Associates, LLC,
a Delaware limited liability company
its Managing Member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB GGF ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer